Mail Stop 4561

July 25, 2007

Gordon F. DuGan
Chief Executive Officer
Corporate Property Associates 17 - Global Incorporated
50 Rockefeller Plaza
New York, New York 10020

Re: **Corporate Property Associates 17 - Global Incorporated**
Amendment No. 1 to Form S-11
Filed on June 22, 2007
File No. 333-140842

Dear Mr. DuGan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

General Comments

1.   We are still considering your response to comment 3 and may have additional comments.

Prospectus Cover Page

2.   We reissue comment 8. Please revise to strike the reference to "Carey Financial, LLC" at the bottom of the page since this is not a firm commitment offering.

3.   We note that much of the information in footnote (1) to the fee table is unrelated to the table. Please revise to separate from footnote (1) disclosure regarding the best-efforts nature of the selling effort, the escrow arrangement, and the offering period.

Prospectus Summary

Investment Program, page 9

4.   In response to comment 11 you state that "[t]he maximum leverage that our advisor may arrange for us to incur in the aggregate on our portfolio without the approval of our board of directors is limited to 75% of the total costs of our investments, which means that we may leverage our equity capital by up to 300% of our net assets." Please advise us how 75% of the total costs of your investments would be equal to 300% of your net assets. We note that your net asset balance could include items such as your cash balance while the cost of your investment would not.

Compensation, page 17

5.   Refer to the discussion of Operational Stage compensation. On page 19, you state that "[a]ll fees, expenses and distributions on the special general partner interest payable during the operational stage are subject to the 2%/25% Guideline (the greater of 2% of average invested assets or 25% of adjusted net income, as defined in the advisory agreement)." Please revise to note how the average invested assets and adjusted net income are determined under the advisory agreement.

Conflicts of Interest, page 61

Most of our officers and certain of our directors have ownership interests in W. P. Carey., page 62

6.   We reissue comment 26. Please revise this section to note the name of your officers and directors that have ownership interests in W. P. Carey, and to quantify their ownership interest in W.P. Carey.

Prior Offerings by Affiliates, page 68

7.   Refer to the discussion of mergers of prior programs on page 71. Please revise to clarify whether investors in these companies received cash or stock in the surviving company in exchange for their shares in the merged entity.

Diversification With Real Estate May Reduce Risk And / Or Increase
Return (1990 - 2006), page 72

8.   We note that you disclose returns with and without a certain percentage investment in the CPA Programs. Please revise to disclose how you calculated the returns for the operating CPA REITs. For instance, in calculating the returns for the operating CPA REITs please disclose whether this is before or after certain fees such as management fees are taken into account. Also, please disclose whether the returns include the potential sale of their properties based on appraised value.

9.   In the second full paragraph on page 72 you state that for the 20% Real Estate portfolio "the returns over the 16 year period ranged from -5.45% to 9.18%." However, below the pie chart for the 20% Real Estate portfolio on page 72 you state that average return for that portfolio was 10.25%. Please reconcile these two disclosures.

Advisory Agreement, page 86

10.   We reissue comment 38 in part. Please revise this section to discuss the effect of any regulatory action against W.P. Carey or Carey Financial on your ability to terminate the advisory agreement. Also, please revise to note whether an adverse decision against W.P. Carey or Carey Financial would cause the automatic termination of the advisory agreement or whether you would have the option to terminate the agreement. If there would be an automatic termination or if you would have the right to terminate the agreement, please note whether you would be required to pay a termination fee.

Exhibit 8.1- Tax Opinions

11.   We note that your tax opinion is premised on certain written representations. Please revise the opinion to clarify that the representation relate to factual matters.

12.   Refer to the last paragraph of the opinion and the statement that the opinion may not be relied upon by anyone else without counsel's prior written consent. This statement is not appropriate because it could limit investors' ability to rely on the opinion. Please provide a revised opinion that omits any limitation on reliance.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittendon, Accountant, at (202) 551-3472 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Kathleen Werner, Esq. (*via facsimile*)
        Clifford Chance US LLP